Exhibit 4.17

Summary of Telmex Agreements

Below are summaries of the material agreements that Avantel has entered into with Telmex and Telnor:

1. Long Distance Interconnection Agreements

Avantel, S. de R.L. de C.V. (“Avantel”) entered into long distance interconnection agreements with Teléfónos de México, S.A. de C.V. (currently known as Teléfonos de México, S.A.B. de .C.V.) (“Telmex”) and Teléfonos del Noroeste, S.A. de C.V. (“Telnor”) as of October 3, 1996. Currently, the interconnection fee paid by Avantel is US$ 0.00975 per minute. These agreements provide for interconnection of the Telmex’ and Telnor’s local network with Avantel’s long distance network. Under this agreement both parties provide services for the interconnection of their end users.

2. Agreement for 800 numbers access toll free service

On May 20, 1999, Avantel entered into an 800 number access services agreement with Telmex. Under this agreement Telmex provides access to Avantel’s 800 numbers in Telmex’s public phones providing Avantel’s end users access to this toll free service.

3. Local Interconnection Agreement

Avantel entered into an interconnection agreement with Telmex on December 20, 2000. This agreement includes provisions concerning local switched interconnection, local non-switched interconnection, signaling and local transiting, and provided for an interconnection rate of US$0.00975 per minute of origination and termination.  This interconnection agreement expired on September 15, 2002, however, its terms and conditions (including the interconnection rate) was automatically extended after the expiration date until the parties mutually agree to execute a new interconnection agreement.  Certain commercial terms of this agreement are renegotiated on a yearly basis.

Pursuant to such local interconnection agreement, we have established ‘‘bill and keep’’ agreements.  Under the ‘‘bill and keep’’ agreements, if the imbalance between calls originated by Telmex and Telnor, and terminated by Avantel and calls originated by Avantel and terminated by such local carriers during a given month does not exceed a predetermined percentage, then no interconnection fees are payable by the net user of interconnection services. If the imbalances are in excess of the predetermined percentage, which currently is 5%, then the net user must pay all interconnection fees related to calls originated by it in that period.  The bill and keep agreements contain exceptions regarding internet traffic, long duration calls, traffic generated by call centers and traffic generated by new customers (for a six month period) so that these exceptions will not affect the calculation of the permitted imbalance percentage.  The prices and tariffs charged under this local interconnection agreement are denominated in U.S. dollars and then converted into Mexican pesos based on the monthly exchange rate published in the official Gazette by Banco de Mexico.

4. Settlement Agreement.

On December 26, 2000, Avantel entered into a settlement agreement with Telmex and Telnor in order to settle certain claims and agree on some pricing terms and conditions in connection the abovementioned agreements, as amended and restated by a First Amendment dated December, 19, 2001, as further amended by the Second Amendment, dated February 28, 2003, as further amended by the Third Amendment dated July 1, 2004, as further amended by the Fourth Amendment dated June 1, 2005, and as further amended by the Fifth Amendment, dated October 1, 2006, which is currently in effect and provides the commercial and pricing conditions applicable for 2007 and 2008 with respect to the services described above and also includes the resale services:

Resale services

Resale services in which Telmex terminates long distance calls in cities in which long distance carriers such as Avantel do not have sufficient facilities or infrastructure to interconnect and transport long distance traffic to local area locations known as “non-equal-access cities”. The resale services agreements provide that Telmex shall offer to all carriers the terms,  conditions and pricing for these services on a non- discriminatory basis.

The Resale or Interurban Transport Service is also considered by the Cofetel as an interconnection service. Currently, the resale tariff charged by Telmex to Avantel is 0.75 cents of a Peso. Such rate applies to all other carriers that solicit resale services to Telmex.

5. Capacity Lease Agreement

On January 2, 2006, Avantel entered into a High Capacity Lease Agreement with Telmex and Telnor amended by a First Amendment dated October 1, 2006. Under this lease agreement, Telmex leases to Avantel on an exclusive basis certain high capacity bandwidths. This agreement has a term of five years following October 1, 2006 and Avantel is obliged to maintain such capacity without any downgrade during the five year period.